

ENTERTAINMENT & MULTIMEDIA LIMITED



Wednesday, March 30, 2005

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures:

- Press Release – March 30, 2005
- Interim Report (including Management's Discussion & Analysis – Third Quarter Fiscal 2005
- Certificate of Interim Filing during Transition Period - CEO
- Certificate of Interim Filing during Transition Period - CFO



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com


AMERICAN
HOME
TREASURES



ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Wednesday, March 30, 2005

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES THIRD QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the third quarter ended January 29, 2005.

Sales for the first nine months were $6,478,816 compared to $6,156,219 last year. Operating earnings were $658,855 compared to $944,749 last year. Net earnings for the first nine months were $79,115 ($0.01 per share) compared to $173,511 ($0.02 per share) for the same period last year.

Sales for the third quarter were $2,280,914 compared to $2,280,829 during the same quarter last year. Operating earnings were $358,617 compared to $241,613 last year. Net earnings for the third quarter were $114,796 ($0.01 per share) compared to $28,737 ($0.00 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "We are pleased to be able to maintain our gross margins, though the strength of the Canadian dollar continues to have a negative impact on our historical comparisons."

FINANCIAL HIGHLIGHTS (unaudited)	**Thirty-nine Weeks Ended Jan. 29, 2005**	Thirty-nine Weeks Ended Jan. 31, 2004	**Thirteen Weeks Ended Jan. 29, 2005**	Thirteen Weeks Ended Jan. 31, 2004
Sales	**$ 6,478,816**	$ 6,156,219	**$ 2,280,914**	$ 2,280,829
Operating earnings (EBITDA)[1]	**658,855**	944,749	**358,617**	241,613
Earnings before income taxes	**124,609**	209,936	**176,873**	46,400
Income taxes	**45,494**	36,425	**62,077**	17,663
Net earnings	**79,115**	173,511	**114,796**	28,737
Basic and diluted earnings per share	**0.01**	0.02	**0.01**	0.00

BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represent earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, are unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com



SEC EXEMPTION #82-4245

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending January 29, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 21, 2005

"signed" Denis Donnelly
President and
Chief Executive Officer.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, John P. Grzybowski, and Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending January 29, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 21, 2005

"signed" John Grzybowski
Chief Financial Officer.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending January 29, 2005 and the audited financial statements and related notes for the period ending May 1, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 1, 2004 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated March 21, 2005.

RESULTS FROM OPERATIONS

Selected annual information of operations data	Thirteen Weeks Ending Jan. 29, 2005	Thirteen Weeks Ending Jan. 31, 2004	Thirty-Nine Weeks Ending Jan. 29, 2005	Thirty-Nine Weeks Ending Jan. 31, 2004
Sales	$ 2,280,914	$ 2,280,829	$ 6,478,816	$ 6,156,219
Cost of goods sold	827,888	965,118	2,357,444	2,347,995
Gross profit	1,453,026	1,315,711	4,121,372	3,808,224
Gross profit %	64%	58%	64%	62%
Operating earnings	358,617	241,613	658,855	944,749
Selling and administrative expenses	1,094,409	1,074,098	3,462,517	2,863,475
Interest expense	18,692	43,250	44,883	151,548
Amortization	163,052	151,963	489,363	583,265
Net earnings	114,796	28,737	79,115	173,511
Basic and diluted earnings per share	$ 0.01	$ 0.00	$ 0.01	$ 0.02
Weighted average number of shares	7,927,111	7,970,833	7,956,419	7,970,833

Sales for the quarter were $2,280,914 compared to $2,280,829 during the same quarter last year. Sales for the first nine months were $6,478,816 compared to $6,156,219 for the same period last year, a 5% increase.

Gross profit for the quarter was $1,453,026 (64% of sales) compared to $1,315,711 (58% of sales) in the prior year. Gross profit for the first nine month period was $4,121,372 (64% of sales) compared to $3,808,224 (62% of sales).

Selling and administrative expenses for the quarter were $1,094,409 (48% of sales) compared to $1,074,098 (47% of sales) in the prior year.

Selling and administrative expenses for the first nine months were $3,462,517 (53% of sales) compared to $2,863,475 (47% of sales) in the prior year. The mail order subsidiary's selling and administrative expenses increased in the nine months by $458,000 over the previous year due to an increased investment and commitment to catalogue distribution which resulted in a 189% increase in direct to consumer sales compared to last year (catalogue printing and mailing costs increased by $266,000, shipping cost increased by $82,000 and other expenses increased by $110,000 over the previous year). The consistent strengthening of the Canadian dollar against the United States dollar during the first nine months, has resulted in foreign exchange realised and unrealised loss of $217,000 over the previous year.

Amortization of capital assets and deferred development costs was $163,052 for the quarter compared to $151,963 in the prior year. Amortization for the first nine months was $489,363 compared to $583,265. Amortization of the AHT Video Library was nil compared to $127,374 in the previous year. The AHT Video Library was fully amortized in the prior year.

Operating earnings before interest, income taxes and amortization (EBITDA) for this quarter were $3[illegible]8,61[illegible] this quarter compared to $241,613 in the prior year. Operating earnings before interest, income taxes and amortization (EBITDA) for the first nine months were $658,855 compared to $944,749 in the prior year.

Earnings before income taxes in this quarter were $176,873 compared to a $46,400 in the prior year. Earnings before income taxes for the first nine months were $124,609 compared to $209,936 in the prior year.

Net earnings for the quarter were $114,796 or $0.01 per share, compared to of $28,737 or $0.00 per share in the prior year. Net earnings for the first nine months was $79,115 or $0.01 per share for the year, compared to net earnings of $173,511 or $0.02 per share in the prior year.

Weighted average number of shares outstanding for the first nine months were 7,927,111 and were 7,956,419 for the third quarter.

FINANCIAL CONDITION AT JANUARY 29, 2005

Selected data on financial condition	Jan 29, 2005	May 1, 2004
Bank indebtedness	$ 609,498	$ 1,083,583
Net working capital	1,882,335	1,673,697
Total assets	4,766,175	5,396,844
Total long-term liabilities	66,495	100,640
Total liabilities	1,500,053	2,198,414
Shareholders' equity	3,266,122	3,198,430

Accounts receivable decreased by $440,916 to $1,140,368 in the first nine months of 2005.

Inventory decreased by $30,676 to $1,292,020 in the first nine months of 2005.

Prepaid video royalties for video products decreased by $196,239 to $672,333 in the first nine months of 2005.

Investment in productions increased by $89,890 to $238,234 in the first nine months of 2005.

Total liabilities decreased by $698,361 to $1,500,053 in the first nine months of 2005. The long-term debenture was fully paid off in July 2004.

Shareholders' equity increased by $67,692 to $3,266,122 in the first nine months of 2005. The share capital as at January 29, 2005 was $2,119,624 with 7,898,333 shares outstanding which is a decrease of 72,500 shares from the prior year end. The 72,500 were purchased for $11,423 pursuant to a normal course issuer bid and cancelled.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $482,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On August 12, 2004, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on August 29, 2004, a maximum of 398,542 shares of the corporation for cancellation. Pursuant to the approval and subsequent to October 30, 2004, the corporation has purchased 72,500 shares for cancellation for $11,423.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the third quarter ended January 29, 2005.

Sales for the first nine months were $6,478,816 compared to $6,156,219 last year. Operating earnings were $658.855 compared to $944,749 last year. Net earnings for the first nine months was $79,115 ($0.01 per share) compared to net earnings of 173,511 ($0.02 per share) for the same period last year.

Sales for the third quarter were $2,280,914 compared to $2,280,829 during the same quarter last year. Operating earnings were $358,617 compared to $241,613 last year. Net earnings for the third quarter were $62,077 ($0.01 per share) compared to $28,737 ($0.00 per share) in the same quarter last year.

We are pleased to be able to maintain our gross margins, though the strength of the Canadian dollar continues to have a negative impact on our historical comparisons.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America.



Denis B.E. Donnelly
Chairman, President & CEO
March 21, 2005

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:

INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com


B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED
For the Three & Nine Month Period
Ended January 29, 2005
AMERICAN
HOME
TREASURES

Consolidated Statements of Operations

(Unaudited)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Jan. 29, 2005**	Jan. 31, 2004	**Jan. 29, 2005**	Jan. 31, 2004
Sales	**$ 2,280,914**	$ 2,280,829	**$ 6,478,816**	$ 6,156,219
Cost of goods sold	**827,888**	965,118	**2,357,444**	2,347,995
Gross profit	**1,453,026**	1,315,711	**4,121,372**	3,808,224
Selling expenses	**471,030**	511,640	**1,497,539**	1,288,235
Administrative expenses	**623,379**	562,458	**1,964,978**	1,575,240
Total selling and administrative expenses	**1,094,409**	1,074,098	**3,462,517**	2,863,475
Operating earnings before interest, amortization and income taxes	**358,617**	241,613	**658,855**	944,749
Interest expense	**18,692**	43,250	**44,883**	151,548
Operating earnings before amortization and income taxes	**339,925**	198,363	**613,972**	793,201
Amortization of capital assets and deferred development	**163,052**	151,963	**489,363**	583,265
Earnings before income taxes	**176,873**	46,400	**124,609**	209,936
Income taxes (recovered):				
Current	**70,027**	26,363	**68,544**	94,225
Future	**(7,950)**	(8,700)	**(23,050)**	(57,800)
	62,077	17,663	**45,494**	36,425
Net earnings	**$ 114,796**	$ 28,737	**$ 79,115**	$ 173,511
Basic and diluted earnings per share (Note 3)	**$ 0.01**	$ 0.00	**$ 0.01**	$ 0.02

Consolidated Statements of Retained Earnings

(Unaudited)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Jan. 29, 2005**	Jan. 31, 2004	**Jan. 29, 2005**	Jan. 31, 2004
Retained earnings – beginning of period	**$ 1,031,702**	$ 1,125,075	**$ 1,067,383**	$ 980,301
Net earnings	**114,796**	28,737	**79,115**	173,511
Retained earnings – end of period	**$ 1,146,498**	$ 1,153,812	**$ 1,146,498**	$ 1,153,812

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the Corporation's May 1, 2004 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditors has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2. BANK INDEBTEDNESS

As of January 29, 2005, the corporation had an operating line of credit in the amount of $2,000,000 (May 1, 2004 – $2,000,000) of which approximately $482,000 (May 1, 2004 – $1,052,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

B F S ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at	January 29, 2005 *Unaudited*	May 1. 2004 *Audited*
Assets		
Current		
Accounts receivable	$ 1,140,368	$ 1,581,284
Inventories	1,292,020	1,322,696
Prepaid video royalties	672,333	868,572
Prepaid expenses and deposits	242,568	83,769
	3,347,289	3,856,321
Investment in productions	238,234	148,344
Future income taxes recoverable	68,250	45,200
Deferred development costs	320,186	361,871
Capital assets	792,216	985,108
	$ 4,766,175	$ 5,396,844
Liabilities		
Current		
Bank indebtedness (Note 2)	$ 609,498	$ 1,083,583
Accounts payable and accrued liabilities	754,537	903,296
Income taxes payable	69,523	110,895
Long-term debt due within one year	-	62,500
Capital lease obligations due within one year	31,396	22,350
	1,464,954	2,182,624
Capital lease obligations	35,099	15,790
	1,500,053	2,198,414
Shareholders' Equity		
Capital stock (Note 3)	2,119,624	2,131,047
Retained earnings	1,146,498	1,067,383
	3,266,122	3,198,430
	$ 4,766,175	$ 5,396,844

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	7,970,833	$ 2,131,047
Cancelled pursuant to normal course issuer bid	(72,500)	$ (11,423)
Balance – end of period	7,898,333	$ 2,119,624

On August 12, 2004, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on August 29, 2005, a maximum of 398,542 common shares of the corporation for cancellation. Pursuant to the approval the corporation has purchased 72,500 common shares for cancellation for $11,423.

The following table sets out the computation of basic and diluted earnings per share.

	Jan. 29, 2005	Jan. 31, 2004
Numerator:		
Net earnings available to common shareholders	$ 79,155	$ 173,511
Denominator:		
Weighted average shares for basic earnings per share	7,956,419	7,970,833
Net earnings per share	$ 0.01	$ 0.02

Consolidated Statements of Cash Flows

(Unaudited) For the period ended	13 Weeks Ended Jan. 29, 2005	13 Weeks Ended Jan. 31, 2004	39 Weeks Ended Jan. 29, 2005	39 Weeks Ended Jan. 31, 2004
Operating activities				
Net earnings	$ **114,796**	$ 28,737	$ **79,115**	$ 173,511
Items not affecting cash:				
Future income taxes	**(7,950)**	(8,700)	**(23,050)**	(57,800)
Forgiveness of loan receivable	-	-	**14,000**	14,000
Amortization of capital assets	**119,905**	110,406	**359,622**	331,219
Amortization of deferred development costs	**43,247**	41,557	**129,741**	124,672
Amortization of AHT Video Library	-	-	-	127,374
	269,898	172,000	**559,428**	712,976
Net changes in non-cash working capital balances (*)	**217,567**	663,274	**304,901**	275,354
Cash flows provided by operating activities	**487,465**	835,274	**864,329**	988,330
Financing activities				
Decrease in bank borrowings	**(411,563)**	(615,095)	**(474,085)**	(131,544)
Proceeds from capital lease	**51,860**	10,200	**51,860**	10,200
Repayment of capital lease obligations	**(9,584)**	(8,441)	**(23,505)**	(27,446)
Repayment of long-term debt	-	(93,750)	**(62,500)**	(281,250)
Purchase of common shares for cancellation	**(11,423)**	-	**(11,423)**	-
Cash flows used in financing activities	**(380,710)**	(707,086)	**(519,653)**	(430,040)
Investing activities				
Additions to capital assets	**(76,327)**	(89,033)	**(166,730)**	(304,772)
Reduction (additions) to investment in productions	**(3,766)**	959	**(89,890)**	(138,355)
Additions to deferred development costs	**(26,662)**	(40,114)	**(88,056)**	(115,163)
Cash flows used in investing activities	**(106,755)**	(128,188)	**(344,676)**	(558,290)
Net change in cash and cash equivalents	-	-	-	-
Cash and cash equivalents, beginning and end of period	$ -	$ -	$ -	$ -
Interest on long-term debt	$ -	$ 22,320	$ **3,753**	$ 78,716
(*) Components of the net changes in non-cash working capital balances related to operation				
Decrease in accounts receivable	$ **394,106**	$ 272,094	$ **440,916**	$ 107,276
Decrease in inventories	**17,525**	137,548	**30,676**	351,632
Decrease in prepaid video royalties	**1,942**	166,486	**196,239**	73,040
Decrease (increase) in prepaid expenses and deposits	**(7,351)**	47,966	**(172,799)**	(23,229)
Increase (decrease) in accounts payable and accrued liabilities	**(150,569)**	12,817	**(148,759)**	(68,317)
Increase (decrease) in income taxes payable	**(38,086)**	26,363	**(41,372)**	(165,048)
	$ **217,567**	$ 663,274	$ **304,901**	$ 275,354

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.